FORM 15

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Certification and Notice of Termination of Registration under Section 21(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 000-29759

THE O.T. MINING CORPORATION
(Exact number of registrant as specified in its charter.)

4333 Ste-Catherine Street West, Suite 610
Montreal, Quebec Canada H3Z 1P9
(514) 935-2445
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices.)

Common Stock
(Title of each class of securities covered by this form.)

None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains.)

Designation of the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports.

[ ]	Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)
[ x ]	Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)
[ ]	Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)
[ ]	Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6
[ ]	Rule 12h-3(b)(1)(i)

Approximate number of holders of record as of the certification or notice date: 298

Pursuant to the requirements of the Securities Exchange Act of 1934 The O.T. Mining Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated this 15th day of October, 2001.

THE O.T. MINING CORPORATION
BY:	/s/ James W. Hess James W. Hess, President and Chief Executive Officer